SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 July 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 IHG Investor & Analyst Event

Exhibit No: 99.1

7 July 2016

IHG - Winning in the Americas - Investor & Analyst Event

InterContinental Hotels Group [LON:IHG, NYSE:IHG (ADRs)] will today hold an event for investors and analysts in London, with a presentation and live webcast starting at 5pm BST.

This event will provide detail on IHG's ongoing strategy to deliver high quality growth in the Americas region. The company released its first quarter trading update on 6 May 2016 and will release first half results on 2 August 2016. There will be no further update on trading.

The live webcast will be available at www.ihgplc.com/ihg-in-the-americas. The webcast replay will be available following the event along with the presentation materials which are available now at www.ihgplc.com/presentations.

There will also be a live listen only dial-in facility:

UK Toll	+44 (0) 20 3003 2666
UK Toll Free	0808 109 0700
US Toll	+1 212 999 6659
US Toll Free	+1 866 966 5335
Passcode	IHG Americas

Replay details:

UK Toll	+44 (0) 20 8196 1998
UK Toll Free	0800 633 8453
US Toll Free	+1 866 583 1035
Passcode	5429126#

For further information, please contact:
Investor Relations (Catherine Dolton; Adam Smith):	+44 (0)1895 512176	+44 (0) 7808 098724
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0) 7736 746167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE™ Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and nearly 742,000 guest rooms in almost 100 countries, with nearly 1,400 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with nearly 94 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	07 July 2016